MAIL STOP 3720

June 12, 2006

Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
206 - 509 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

   Re:	Cliff Rock Resources Corp.
   Amendment No. 2 to Registration Statement on Form SB-2
   Filed May 30, 2006
      File No. 333-131081

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Item 16:  Description of Business, page 21

Geological Exploration Program in General, page 23
1. We note that immediate commencement of Phase II was prevented for
6 months due to snow conditions and has still yet to commence. Please include a risk factor disclosing the risk seasonal weather may and does pose to your exploration efforts. Specially address the time gap between completing Phase I and commencing Phase II.

Item 17:  Plan of Operations, page 31
2. We note your response to prior comment seven of our letter dated
May 4, 2006 and your disclosure in Note 5(d) to your financial statements that, of the 7.5 million shares issued on October 11, 2005 for $0.005 per share, $3,750 is receivable at March 31, 2006. In your response letter, please provide your analysis as to why it is appropriate to register for resale on this registration statement the shares that have not been paid for. In this regard, provide your analysis of why the private placement as to the shares that have not been paid for was complete as of the filing date of the
registration
statement. In your response letter, disclose how and when the shareholder(s) will pay for their shares, identify the selling shareholder(s) who have not paid for their shares, state whether you have issued the shares to those shareholder(s) and, if not, when you
intend to issue the shares.   In addition, please revise your
disclosure throughout your registration statement to disclose that you have not received all of the proceeds of the October 11, 2005 offering and, if appropriate, that the offering was not complete as to those shares. We may have further comment.

Part II

Undertakings
3. As you are not eligible to rely upon Rule 430B, please limit your
Item 512(g) undertaking to 512(g)(2).

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Alonso Rodriguez at (202) 551-3370 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.


      Sincerely,




      Larry Spirgel
      Assistant Director


cc:	Michael Seifert
	Fax: (604) 681-3896


Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
June 12, 2006
p. 1